EXHIBIT 10.1

SEPARATION AGREEMENT

THIS SEPARATION AGREEMENT (the “Agreement”) is made and entered into on May 19, 2008, to be effective as of June 30, 2008, by and between PREMIERE GLOBAL SERVICES, INC., a Georgia corporation (the “Company”), and T. LEE PROVOW (the “Employee”).

BACKGROUND

WHEREAS, the Employee has been employed by the Company as President, Global Operations pursuant to that certain Amended and Restated Executive Employment Agreement, effective as of July 20, 2006, as further amended on January 23, 2007, and on December 21, 2007 (the “Employment Agreement”); and

WHEREAS, the Employee has decided to resign on June 30, 2008 (the “Separation Date”); and

WHEREAS, in exchange for the Employee’s general releases and covenants provided in this Agreement, the Company has agreed to provide severance benefits to the Employee, which are not required under the terms of the Employment Agreement and are not normally provided to employees who resign, and the parties to this Agreement desire to resolve all issues between them relating to the Employee’s employment and the termination of that employment;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Employee agree as follows:

1.         Termination of Employment

The Employee’s employment with the Company will end on the Separation Date. The Employee acknowledges and agrees that, other than as provided in Section 2 of this Agreement, the Company has met all of its obligations under the Employment Agreement and all agreements with the Employee governing his employment and/or compensation or benefits through the date of execution of this Agreement. The Employee acknowledges and admits that he has been paid all wages, bonuses, accrued benefits and other amounts earned and due to him through the date of execution of this Agreement, other than as provided in Section 2. Accordingly, except as provided in Section 2 of this Agreement, the Company owes no additional amounts to the Employee for wages, commissions, back pay, severance pay, bonuses, accrued vacation, benefits, insurance, sick leave, other leave, reimbursement of expenses, or any other reason.

The Employee acknowledges and agrees as follows: (i) effective as of the Separation Date, he has resigned as an employee of the Company voluntarily; (ii) effective as of the Separation Date, he has resigned as an officer of the Company and as an officer and director of all of the Company’s affiliates of which he is an officer and/or director, pursuant to a resignation document in substantially the form of Exhibit A attached hereto; (iii) except as provided in Section 2 of this Agreement, all payments of compensation by the Company to the Employee under the Employment Agreement will terminate on the Separation Date; and (iv) except as provided in Section 2 of this Agreement, he is not entitled to any severance, compensation or other benefit contemplated or described in the Employment Agreement, that certain Restricted Stock Agreement dated May 5, 2006 (the “RSA”) or the Company’s policies.

2.          Separation Benefits

The Company will pay the Employee his Base Salary (as defined in Section 2.1 of the Employment Agreement) through the Separation Date to the extent earned but not theretofore paid, in accordance with the Company’s normal payroll practices. The Company will also pay the Employee any annual and/or quarterly bonus compensation for the second quarter ended June 30, 2008 to the extent earned under Section 2.2 of the Employment Agreement and not theretofore paid, at the same time that such bonuses are paid to executive officers of the Company. The Employee shall be entitled to (i) continuation of all benefits described in Section 2.3 of the Employment Agreement through the Separation Date; (ii) reimbursement of all expenses that are otherwise reimbursable under Section 2.4 of the Employment Agreement, even if submitted after the Separation Date, in accordance with the Company’s expense reimbursement policy; (iii) payment of the Automobile Allowance as set forth in Section 2.6 of the Employment Agreement through the Separation Date; and (iv) vesting of 11,250 shares of restricted stock on June 30, 2008 pursuant to the RSA. In addition, in consideration of the Employee’s promises, releases and covenants contained in this Agreement, the Company agrees as follows:

(a) Cash Severance. The Company will pay the Employee, within seventy-five (75) business days following the Separation Date (the actual date during such period to be decided by the Company in its sole discretion), a lump sum payment in cash of Four Hundred Fifty-Eight Thousand Dollars ($458,000), less withholdings for taxes and other required items. The parties agree that such cash severance amount includes any unused vacation time as of the Separation Date.

(b) Acceleration of Vesting on Previous Stock Award. The Company will accelerate the vesting on 22,500 shares of restricted stock under the RSA as of the Separation Date.

(c) Benefits Coverage. The parties agree that the Company will pay the Employee, within seventy-five (75) business days following the Separation Date (the actual date during such period to be decided by the Company in its sole discretion), a lump sum payment in cash of an amount equal to the monthly rate for COBRA coverage that is being paid by former active employees for the level of coverage that applies to the Employee and his dependents, minus the amount active employees are then paying for such coverage, multiplied by twenty-four (24) (plus a tax gross-up on such lump sum amount) (which aggregate, grossed-up amount the parties agree is Thirty-Eight Thousand, Three Hundred Eighty Dollars ($38,380). The Employee will be entitled to elect to continue participation in the healthcare plan for him and his covered dependents for a period of eighteen (18) months under COBRA, subject to his payment of the applicable rate for COBRA coverage during such eighteen (18)-month period. With respect to continued coverage under any such medical or health plan, if the Employee becomes eligible for health benefits through any arrangement sponsored by or paid for by a subsequent employer of the Employee, then continued coverage under any arrangement provided by the Company will be made secondary to, and coordinated with, such other coverage in which the Employee is eligible.

(d) Life and Supplemental Disability Insurance. Pursuant to the terms and conditions thereof, the Employee shall have the option to assume, at his sole expense: (i) the One Million Dollar ($1,000,000) term life insurance policy on his life which the Company maintains with Prudential Insurance Company of America; policy number L4 110 953; and (ii) the supplemental disability insurance policy for his benefit which the Company maintains with Provident Life and Accident Insurance Company (UNUM); policy number 5854901. The Company has paid all premiums for coverage under these life and supplemental disability policies through October 23, 2008 and October 31, 2008, respectively, and will not seek reimbursement of such amounts from the Employee.

(e) Indemnification. The Company shall continue to satisfy in full any currently existing or hereafter arising indemnification obligations by the Company to the Employee (whether arising by law, the Company’s bylaws or pursuant to the Employee’s Indemnification Agreement with the Company). The Company hereby acknowledges its obligations under the Officer’s Indemnification Agreement dated August 1, 2003 between the Company and the Employee (the “Indemnification Agreement”) and further acknowledges that the Employee’s service as an officer, director, or other fiduciary of the Company, any and all current or past subsidiaries and affiliates of the Company were made at the request of the Company and are covered by all the Company’s indemnification obligations. The Employee is deemed to be an “insured person” under the Company’s existing Directors and Officers liability insurance for his period of service to the Company prior to the Separation Date.

(f) Office. The Company shall provide the Employee with an office and parking at its present offices in Alpharetta, Georgia through December 31, 2008; provided that such obligation shall terminate prior to such date upon the earlier of: (i) the Company’s relocation to a new office; or (ii) a Change in Control of the Company (as defined in the Employment Agreement). (g) Section 409A. The Company and the Employee intend for all payments under this Agreement to be either outside the scope of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder, including any applicable transition rules (the “Tax Code”) or to comply with its requirements as to timing of payments. Accordingly, to the extent applicable, this Agreement shall at all times be operated in accordance with the requirements of Section 409A of the Tax Code. The Company and the Employee shall take action, or refrain from taking any action, with respect to the payments and benefits under this Agreement that is reasonably necessary to comply with Section 409A of the Tax Code.

3.         Release of Claims

As a condition to the payment of the amounts set forth in Section 2 of this Agreement, the Employee must sign and return this Agreement to the Company within twenty-one (21) days of receipt, and any revocation period required by law or applicable regulation with respect to the release and waiver of claims contained in this Section 3 (the “Release”) must expire without the Employee’s revoking or causing it to be revoked.

(a) Release of the Company. The Employee, for himself, his successors, assigns, attorneys, and all those entitled to assert his rights, now and forever hereby releases and discharges the Company and its respective officers, directors, shareholders, trustees, employees, agents, parent corporations, subsidiaries, affiliates, members, estates, successors, assigns and attorneys (the “Released Parties”), from any and all claims, actions, causes of action, sums of money due, suits, debts, liens, covenants, contracts, obligations, costs, expenses, damages, judgments, agreements, promises, demands, claims for attorney’s fees and costs, or liabilities whatsoever, in law or in equity, which the Employee ever had or now has against the Released Parties, including any claims arising by reason of or in any way connected with any employment relationship which existed between the Company or any of its parents, subsidiaries, affiliates, or predecessors, and the Employee. It is understood and agreed that this Release is intended to cover all actions, causes of action, claims or demands for any damage, loss or injury, which may be traced either directly or indirectly to the aforesaid employment relationship, or the termination of that relationship, that the Employee has, had or purports to have, from the beginning of time to the date of this Release, whether known or unknown, that now exists, no matter how remotely they may be related to the aforesaid employment relationship including but not limited to claims for employment discrimination under federal or state law, except as provided in Subsection (b) below; claims arising under Title VII of the Civil Rights Act, 42 U.S.C. § 2000(e), et seq. or the Americans With Disabilities Act, 42 U.S.C. § 12101 et seq.; claims for statutory or common law wrongful discharge, including any claims arising under the Fair Labor Standards Act, 29 U.S.C. § 201 et seq.; claims for attorney’s fees, expenses and costs; claims for defamation; claims for wages or vacation pay; claims for benefits, including any claims arising under the Employee Retirement Income Security Act, 29 U.S.C. § 1001, et seq.; and provided, however, that nothing herein shall release the Company of its obligations to the Employee under the this Agreement, or any indemnification obligations to the Employee under the Company’s bylaws, articles of incorporation, Georgia law or otherwise.

(b) Release of Claims Under Age Discrimination in Employment Act. Without limiting the generality of the foregoing, the Employee agrees that by executing this Release, he has released and waived any and all claims he has or may have as of the date of this Release for age discrimination under the Age Discrimination in Employment Act, 29 U.S.C. § 621, et seq. It is understood that the Employee is advised to consult with an attorney prior to executing this Release; that he in fact has consulted a knowledgeable, competent attorney regarding this Release; that he may, before executing this Release, consider this Release for a period of twenty-one (21) calendar days; and that the consideration he receives for this Release is in addition to amounts to which he was already entitled. It is further understood that this Release is not effective until seven (7) calendar days after the execution of this Release and that the Employee may revoke this Release within seven (7) calendar days from the date of execution hereof. The Employee agrees that he has carefully read this Release and is signing it voluntarily.

The Employee acknowledges that he has had twenty-one (21) days from receipt of this Release to review it prior to signing or that, if the Employee is signing this Release prior to the expiration of such twenty-one (21)-day period, the Employee is waiving his right to review the Release for such full twenty-one (21)-day period prior to signing it. The Employee has the right to revoke this Release within seven (7) days following the date of its execution by him.

THE EMPLOYEE HAS CAREFULLY READ THIS RELEASE AND ACKNOWLEDGES THAT IT CONSTITUTES A GENERAL RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE COMPANY UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT. THE EMPLOYEE ACKNOWLEDGES THAT HE HAS HAD A FULL OPPORTUNITY TO CONSULT WITH AN ATTORNEY OR OTHER ADVISOR OF HIS CHOOSING CONCERNING HIS EXECUTION OF THIS RELEASE AND THAT HE IS SIGNING THIS RELEASE VOLUNTARILY AND WITH THE FULL INTENT OF RELEASING THE COMPANY FROM ALL SUCH CLAIMS.

(c) Right to Defend Actions. The parties hereto acknowledge and agree that no waiver or release contained in this Agreement shall impair any party’s rights to defend itself from any allegations or charges in the event that any claim or action is initiated by the other party; provided that, a party’s right to assert counterclaims and crossclaims relating to matters otherwise waived or released pursuant to this Agreement shall be limited to the subject matter of such allegation or charge brought by the other party.

4.         Covenants of the Employee

(a) Prohibited Activities. The Employee and the Company understand and agree that the purpose of the provisions of this Section 4 is to protect the legitimate business interests of the Company and its affiliates, as more fully described below, and is not intended to eliminate the Employee’s post-employment competition with the Company per se, nor is it intended to impair or infringe upon the Employee’s right to work, earn a living, or acquire and possess property from the fruits of his labor. The Employee hereby acknowledges that the Employee has received good and valuable consideration for the Restrictive Covenants in the form of the promises and payments made by the Company hereunder. The Employee hereby further acknowledges that the post-employment restrictions set forth in this Section 4 are reasonable and that they do not, and will not, unduly impair his ability to earn a living after the Separation Date.

(i) Non-competition. For a period of one (1) year following the Separation Date, the Employee will not, within the “Restricted Territory” (as defined below), directly or indirectly, for the Employee’s own account or for or on behalf of any other person or entity (whether as an owner, operator, officer, director, employee, partner, principal, joint venturer, consultant, investor, shareholder or independent contractor), participate in the ownership or management of, or provide services of substantially the same nature or character as those provided to the Company by the Employee as described in Section 1 of the Employment Agreement to, any business that directly or indirectly competes with the Company in the Restricted Territory with respect to multimedia messaging (high-volume actionable communications, including e-mail, wireless messaging, voice message delivery, SMS messaging and fax) and audio and data conferencing and Web-based collaboration services (collectively, the “Business”).

For purposes of this Agreement, “Restricted Territory” means that territory within a seventy-five (75) mile radius of each location in which the Company conducted Business within the United States on the Effective Date of the Employment Agreement. The Employee acknowledged and agreed that in connection with his performance of the duties set forth in Section 1 of the Employment Agreement, the Employee would be performing services in and have overall responsibility, including without limitation management and operational responsibility, for each of these office locations.

The foregoing notwithstanding, the Employee may own as a passive investment less than three percent (3%) of any class of securities registered pursuant to the Securities Exchange Act of 1934, as amended, of any corporation engaged in competition with the Company pursuant to Subsection (i) hereof so long as the Employee does not otherwise (1) participate in the management or operation of any such business; or (2) violate any other provision of this Agreement.

(ii) Non-solicitation. For a period of one (1) year following the Separation Date, the Employee will not, directly or indirectly, for the Employee’s own account or for or on behalf of any other person or entity (whether as an owner, operator, officer, director, employee, partner, principal, joint venturer, consultant, investor, shareholder or independent contractor), solicit, divert, or take away, or attempt to solicit, divert, or take away, a “Protected Customer” (as defined below) for the purpose of engaging in the Business or competing with the Company. For purposes of this Agreement, “Protected Customer” means any customer to whom the Company or its affiliates sold its products or services at any time during the period of the Employee’s employment with the Company and with whom the Employee had business dealings on behalf of the Company or its affiliates.

(iii) Non-recruitment. For a period of one (1) year following the Separation Date, the Employee will not, directly or indirectly, for the Employee’s own account or for or on behalf of any other person or entity (whether as an owner, operator, officer, director, employee, partner, principal, joint venturer, consultant, investor, shareholder or independent contractor), solicit or induce, or attempt to solicit or induce, any of the Company’s employees, agents, consultants, or independent contractors to terminate their relationship with the Company or to establish a relationship with a competitor of the Company of substantially the same nature or character theretofore existing with respect to the Company.

(iv) Non-disparagement. The Employee shall not speak or act in any manner that is intended to, or does in fact, damage the goodwill or the business or reputation of the Company.

(v) No Interference With Contracts. The Employee acknowledges his obligation to abide by applicable state laws prohibiting interference with the Company’s contracts with third parties, such as improperly seeking to have a third party terminate or not renew any contractual relationship with the Company.

(vi) Confidentiality and Trade Secrets.

(1) The Employee agrees to maintain in strict confidence, and not use or disclose to anyone except pursuant to written instructions from the Company, any “Trade Secret” (as defined below) of the Company, for so long as the pertinent data or information remains a Trade Secret, provided that the obligation to protect the confidentiality of any such information or data shall not be excused if such information or data ceases to qualify as a Trade Secret as a result of the unauthorized acts or omissions of the Employee.

(2) The Employee agrees to maintain in strict confidence and, except as necessary to perform his duties hereunder, not to use or disclose any “Confidential Information” (as defined below) for a period of two (2) years following the Separation Date.

(3) Upon the Separation Date, the Employee shall not retain or destroy and shall return to the Company any and all property and all business records of the Company and its customers, including, but not limited to, cell phones, keys, credit and identification cards, computers, files, personal items or equipment provided to the Employee for his use, together with all written or recorded materials, contracts, calendars, telephone lists, electronically stored information, documents, computer disks, plans, records (including, without limitation, customer records on computer drives, computer disks or paper), notes or other materials relating to the Company, its business or its customers, including all copies thereof, regardless of whether the Employee prepared them himself or they were provided to the Employee by the Company or any customer. At all times, the items listed above shall remain the property of the Company or its customers. Notwithstanding the foregoing, as of the Separation Date the Company shall transfer to the Employee all right, title and interest in and to the items listed on Exhibit B attached hereto.

(4) The Employee may disclose Trade Secrets or Confidential Information pursuant to any order or legal process requiring him (in his legal counsel’s reasonable opinion) to do so, provided that the Employee shall first have notified the Company in writing of the request or order to so disclose the Trade Secrets or Confidential Information in sufficient time to allow the Company to seek an appropriate protective order.

(5) “Trade Secret” shall mean information that is a trade secret as defined under applicable law. In the absence of a definition under applicable law, a “Trade Secret” shall mean any information, without regard to form, including, but not limited to, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans or a list of actual or potential customers or suppliers which is not commonly known by, or available to, the public and which information (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(6) “Confidential Information” shall mean any nonpublic information of a competitively sensitive nature, other than Trade Secrets, acquired by the Employee, directly or indirectly, in connection with the Employee’s employment, including (without limitation) oral, written or electronic information concerning the Company, its businesses, or its customers, suppliers or partners that is not generally known to the public or the Company’s competitors and which has value to the Company or its customers, including, but not limited to the following: information concerning the Company’s financial position and results of operations (including, but not limited to, revenues, margins, EBITDA, net income, assets and liabilities); annual and long-range business plans and methods; product or service plans; technical information; inventions; marketing plans and methods, account invoices; training, educational and administrative manuals; customer information, including names, addresses, telephone numbers, customer requirements, and purchase histories; “Customer Content” (as defined below); and associate lists. Confidential Information shall not include any data or information that has been voluntarily disclosed to the public by the Company (except where such public disclosure has been made by or at the direction of the Employee without authorization), that has been independently developed and disclosed by others, or that otherwise enters the public domain through lawful means. “Customer Content” shall mean any nonpublic information or content owned by the Company’s customers and disclosed to the Company and/or the Employee, either directly or through the Company’s services, including technical data, financial information, proprietary information, business information or information protected by a confidentiality agreement between the Company and its customers.

(b) Remedies. In the event the Employee violates or threatens to violate the provisions of this Section 4, the parties acknowledge and agree that damages at law will be an insufficient remedy and that the Company will be entitled to equitable relief in addition to any other remedies or rights available to the Company, and no bond or security will be required in connection with such equitable relief.

(c) Counterclaims. The existence of any claim or cause of action the Employee may have against the Company will not at any time constitute a defense to the enforcement by the Company of the restrictions or rights provided by this Section 4, but the failure to assert such claim or cause of action shall not be deemed to be a waiver of such claim or cause of action.

(d) Company. For purposes of this Section 4, “Company” shall include the Company and all of its direct and indirect subsidiaries, parents, and affiliates and any predecessors and successors of the Company.

5.        Employee Cooperation

The Employee agrees, in further consideration of the above-described payments, that, after the Separation Date, he will cooperate with and assist the Company (i) by meeting with the Company’s attorneys and other representatives upon reasonable notice from the Company, as may reasonably be requested by the Company in the event any legal issues should arise involving matters as to which the Employee gained knowledge or with which the Employee was involved while employed by Company; and (ii) by appearing voluntarily at hearings, depositions, trials and other proceedings relating to such matters, upon reasonable notice from the Company. The Company shall reimburse the Employee for reasonable and necessary out-of-pocket expenses necessitated by this cooperation hereunder and shall pay a $1,500 per diem fee for any such meetings or appearances occurring more than six (6) months after the Separation Date.

6.        Confidentiality of this Agreement

Each party agrees to keep the material terms and conditions of this Agreement confidential and not disclose it to any third parties, except to the Employee’s immediate family, to their respective legal, tax, financial and other professional advisors (who shall each agree to the provisions of this Section 6, without the prior written consent of the other party or pursuant to requirements of judicial process of law, although the existence of this Agreement may be disclosed. Nothing in this Agreement shall prevent the Company or the Employee from disclosing the terms of this Agreement if required to do so by law or from testifying truthfully under oath in any legal proceeding.

7.        Successors and Assigns

This Agreement shall inure to the benefit of and be enforceable by the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. This Agreement shall also be binding upon and inure to the benefit of any successor to the Company by reason of any merger, consolidation, sale of assets or stock, dissolution, debt foreclosure or other reorganization of the Company.

8.        Arbitration

Any dispute between the parties shall be resolved through binding arbitration conducted by the American Arbitration Association under the rules then in effect. The parties agree that any arbitration proceeding shall be conducted in Atlanta, Georgia and hereby consent to jurisdiction and venue there. The predominately nonprevailing party, as determined by the arbitrator(s), shall pay the reasonable attorneys’ fees and other expenses of the predominately prevailing party in any such arbitration or resulting litigation.

9.        Governing Law

This Agreement will be governed by and interpreted in accordance with the substantive laws of the State of Georgia without reference to conflicts of law.

10.      Severability

With the exception of the releases contained in Section 3 of this Agreement, if any provision of this Agreement is unenforceable or is held to be unenforceable, such provision shall be fully severable, and this Agreement and its terms shall be construed and enforced as if such unenforceable provision had never comprised a part hereof, the remaining provisions hereof shall remain in full force and effect, and the court construing the provisions shall add as a part hereof a provision as similar in terms and effect to such unenforceable provision as may be enforceable in lieu of the unenforceable provision. In the event that the releases contained in Section 3 of this Agreement are unenforceable or are held to be unenforceable, the parties understand and agree that the remaining provisions of the Agreement shall be rendered null and void and that neither party shall have any further obligation under any provision of this Agreement; in that event, the Employee shall repay to the Company any and all consideration he received pursuant to this Agreement.

11.       Notices

Any notices or other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and delivered when delivered in person, two (2) days after being mailed postage prepaid by certified or registered mail with return receipt requested, or when delivered by overnight delivery service or by facsimile to the recipient at the following address or facsimile number, or to such other address or facsimile number as to which the other party subsequently shall have been notified in writing under this Section 11 by such recipient:

If to the Company:

Premiere Global Services, Inc.
3280 Peachtree Road NW
Suite 1000
Atlanta, GA 30305
Attn: General Counsel
Facsimile: (866) 296-6245

If to the Employee:

T. Lee Provow

12.       Captions and Section Headings

Captions and section headings used herein are for convenience only and are not a part of this Agreement and shall not be used in construing it.

13.       Counterparts

The parties agree that this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

14.       Entire Agreement

This Agreement contains the entire agreement between the Company and the Employee regarding the subject matter hereof, and supersedes and invalidates any previous agreements or contracts, including the Employment Agreement and the RSA, except as otherwise provided herein. No representations, inducements, promises or agreements, oral or otherwise, with respect to the subject matter hereof, which are not embodied herein, shall be of any force or effect.

IN WITNESS WHEREOF, the parties hereto have caused this Separation Agreement to be duly executed.

PREMIERE GLOBAL SERVICES, INC.

By:	/s/ Boland T. Jones
Boland T. Jones
Chief Executive Officer

EMPLOYEE

/s/ T. Lee Provow
T. Lee Provow